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FOR IMMEDIATE RELEASE                    Contact: Kent A. McKee
October 14, 1994                                  (316) 636-6300



MUELLER INDUSTRIES, INC. ANNOUNCES IMPROVED THIRD QUARTER EARNINGS


Wichita, KS - Mueller Industries, Inc. (NYSE: MLI) today reported net income for the quarter ended September 24, 1994 of $8.5 million or 90 cents per share, on 9,499,000 weighted average shares outstanding. This compared with net income for the third quarter of 1993 of $5.6 million, or 54 cents per share on 10,473,000 weighted average shares outstanding. Net sales for the third quarter of 1994 were $138.0 million compared with net sales of $122.1 million for the same quarter of 1993.

During the third quarter, the Company adopted the last-in, first-out (LIFO) method of accounting for the copper component of its inventories. This change in accounting principle is retroactive to the beginning of fiscal 1994, which required the restatement of the first and second quarter results. The LIFO method should mitigate the income statement effect of copper price fluctuations by more closely matching current costs with current selling prices.

For the first nine months of 1994, net income was $18.5 million, or $1.84 per share, on net sales of $395.4 million, which compares with net income of $15.2 million, or $1.45 per share on net sales of $380.5 million for the same period of 1993. The results for the first nine months of 1994 include the first and second quarter effect of restating income for adoption of the LIFO method. Also, earnings were favorably effected by the sale of selected natural resource assets and lower state and federal income tax provisions.

Harvey L. Karp, Chairman, stated, "We believe business will remain strong for the balance of 1994. Demand for housing continues to be vigorous and that is good for our business."

Mueller Industries, Inc. is a leading and diversified fabricator whose products include copper tube and fittings; brass and copper alloy rods, bars and shapes; brass and bronze forgings; aluminum and copper impact extrusions; plastic fittings and valves; and refrigeration valves, driers and flare fittings. The Company also owns a short line railroad in Utah and natural resource properties in the Western United States, Alaska and Canada.












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
MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                               For the Quarter Ended For the Nine-Months Ended
                                  Sep. 24,  Sep. 25,       Sep. 24, Sep. 25,
                                    1994     1993            1994     1993
Net sales                         $137,975  $122,106       $395,363  $380,464
Costs and expenses                 126,977   112,602        366,996   353,132
                                   -------   -------        -------   -------
Operating income                    10,998     9,504         28,367    27,332
Non operating income (expense), net  1,035      (494)          (552)   (2,628)
                                   -------   -------        -------   -------
Income before taxes                 12,033     9,010         27,815    24,704
Income tax expense                   3,515     3,375          9,337     9,544
                                   -------   -------        -------   -------
Net income                        $  8,518  $  5,635       $ 18,478  $ 15,160
                                   =======   =======        =======   =======

Earnings per common and
   common equivalent share:

   Primary                        $    .90  $    .54       $   1.84  $   1.45
                                   =======   =======        =======   =======

   Fully diluted                  $    .90  $    .54       $   1.84  $   1.44
                                   =======   =======        =======   =======




























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
MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands, except per share data)
                                       Sep. 24, 1994          Dec. 25, 1993
ASSETS
Cash and cash equivalents                $    39,832             $    77,336
Accounts receivable, net                      69,303                  59,197
Inventories                                   64,656                  53,118
Other current assets                           4,713                   4,760
                                             -------                 -------

    Total current assets                     178,504                 194,411

Property, plant and equipment, net           173,869                 154,403
Other assets                                  76,011                  20,929
                                             -------                 -------


                                         $   428,384             $   369,743
                                             =======                 =======



LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt        $    17,817             $     8,391
Accounts payable                              22,025                  15,637
Other current liabilities                     31,739                  26,878
                                             -------                 -------

    Total current liabilities                 71,581                  50,906

Long-term debt                                83,657                  54,320
Other noncurrent liabilities                  39,873                  42,403
                                             -------                 -------


    Total liabilities                        195,111                 147,629

Stockholders' equity                         233,273                 222,114
                                             -------                 -------


                                         $   428,384             $   369,743
                                             =======                 =======


Book value per  share                    $     26.82             $     23.18
                                             =======                 =======




